Exhibit 3.2

FIRST AMENDMENT TO AMENDED AND RESTATED BYLAWS
of
AGREE REALTY CORPORATION

Effective February 26, 2019, Agree Realty Corporation amended its Amended and Restated Bylaws, dated as of May 8, 2013, by replacing SECTION 1.01 thereof in its entirety with the following:

SECTION 1.01. Annual Meeting. Agree Realty Corporation, a Maryland corporation (the “Corporation”), shall hold an annual meeting of its stockholders to elect directors and transact any other business within its powers on the date and at the time and place set by the Board of Directors. Except as the charter of the Corporation (the “Charter”) or statute provides otherwise, any business may be considered at an annual meeting without the purpose of the meeting having been specified in the notice. Failure to hold an annual meeting does not invalidate the Corporation’s existence or affect any otherwise valid corporate acts.